Exhibit 8.1

Subsidiaries of HUHUTECH International Group Inc.

The following is a list of subsidiaries of the Registrant.

Business Entity Name	Place of Formation

HUHUTECH (HK) Limited.	Hong Kong

HUHU Technology Co., Ltd.	Japan

Wuxi Xinwu District Jianmeng Electromechanical Technology Co., Ltd.	People’s Republic of China

Jiangsu HUHU Electromechanical Technology Co., Ltd.	People’s Republic of China

Huhu Technologies Deutschland GmbH	Germany

Huhu Technology Singapore Pte. Ltd	Singapore

Aspirational Technology Co.	United States of America